

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2020

Jesse Shefferman
President and Chief Executive Officer
ArTara Therapeutics, Inc.
1 Little West 12th Street
New York, NY 10014

      Re: ArTara Therapeutics, Inc.
              Form 8-K
              Exhibit Nos. 10.4, 10.5, 10.6 and 10.7
              Filed January 10, 2020
              File No. 001-36694

Mr. Shefferman:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                        Sincerely,

                        Division of Corporation Finance